Exhibit 99.1

Brazil Potash Announces $28 Million Private Placement

Manaus, Brazil – October 17, 2025 – Brazil Potash Corp. (NYSE American: GRO) (“Brazil Potash” or the “Company”), a mineral exploration and development company with a critical mineral potash mining project, the Autazes Project, today announced that it has entered into a private placement financing with certain institutional and accredited investors for the sale of an aggregate of 11,450,000 Common Units and 2,550,000 Pre-Funded Units. Each Common Unit is comprised of one common share of the Company and one common stock purchase warrant to purchase one common share (“Common Warrants”). Each Pre-Funded Unit is comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. Each Common Unit has a purchase price of $2.00, and each Pre-Funded Unit has a purchase price of $1.999. The Pre-Funded Warrants will have an exercise price of $0.001 per common share, be immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and will expire in five years. The Common Shares and Common Warrants forming part of the Common Units and the Pre-Funded Warrants and Common Warrants forming part of the Pre-Funded Units are immediately separable and will be issued separately. Gross proceeds from the private placement are expected to be approximately $28 million, before deducting expenses. The transaction is expected to close on October 20, 2025, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the transaction for working capital and other general corporate purposes.

Canaccord Genuity is acting as lead placement agent for the private placement and Roth Capital Partners is acting as co-placement agent.

The Common Units (of which the Common Shares and Common Warrants form a part) and the Pre-Funded Units (of which Pre-Funded Warrants and Common Warrants form a part) described above were issued in the private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder and, along with the common shares issuable upon exercise of the Pre-Funded Warrants and Common Warrants, have not been registered under the Securities Act or under any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Pursuant to a registration rights agreement, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “Commission”) covering the resale of the Common Shares and the Common Shares issuable upon exercise of the Pre-Funded Warrants and Common Warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2021, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced is planned to be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. If Brazil Potash is successful with its initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it has the potential to supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while potentially concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Forward-Looking Statements

This release contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements in this news release concerning the Company’s expectations, plans, business outlook or future performance, and any other statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements.” Forward-looking statements include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses or current expectations including but not limited to such things as the use of proceeds from the offering, the completion of the private placement, the exercise of the warrants prior to their expiration, future business strategy, plans and goals, competitive strengths and expansion and growth of our business. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to the risks set forth in the Company’s Annual Report on Form 20-F filed with the Commission on March 28, 2025 and Amendment to the Annual Report on Form 20-F/A filed with the Commission on April 9, 2025, and other filings which are available through EDGAR at WWW.SEC.GOV. These risks include, but are not limited to, fluctuations in potash supply and demand, changes in competitive pressures, timing and amount of capital expenditures, changes in capital markets, currency and exchange rate fluctuations, unexpected geological or environmental conditions, changes in government legislation and regulations, political or economic developments in relevant jurisdictions, success in obtaining required licenses and permits, ability to secure project financing, and other operational risks. The Company assumes no obligation to update its forward-looking statements whether as a result of new information, future events or otherwise, after the date of this press release except as may be required by law.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com